SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 18 December 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







press release

December 18, 2007


                       BP COMMISSIONS ATLANTIS PLATFORM,

                         BEGINS OIL AND GAS PRODUCTION


HOUSTON - BP today announced that it has completed commissioning of the Atlantis semi-submersible platform in the deepwater Gulf of Mexico and commenced the export of oil and gas from the deepest moored floating oil and gas production facility in the world.

"The water depths and reservoir structure make Atlantis among the most technologically challenging developments undertaken by BP," said Andy Inglis, BP's Chief Executive of Exploration and Production. "Start-up is an important milestone as we grow production from our strong upstream portfolio in the deepwater Gulf of Mexico and elsewhere in the world."

Production commenced with the commissioning of wells and facilities in October 2007. With gas facilities and export pipelines now fully commissioned, gas sales have started and oil volumes are increasing. Additional wells will continue to be brought on stream, and the facility is expected to reach plateau production by end of calendar year 2008.

BP began production operations in the deepwater Gulf of Mexico in 1995. Since then, the company has participated in a series of major projects, investing more than $14 billion.

"The investment we are making to deliver world class projects like Atlantis in the deepwater Gulf of Mexico is making a major contribution to US energy supply and US energy security," said Bob Malone, Chairman and President of BP America.

BP is operator of Atlantis with 56 percent ownership. BHP Billiton has a 44 per cent working interest.

Note to editors:

The Atlantis platform is located more than 150 miles south of New Orleans, LA in Green Canyon at a water depth of 7,070 feet (2,150 meters).

Atlantis employs an integrated concept of a Production Quarters (PQ) semi-submersible platform supported by a separate dedicated semi-submersible mobile offshore drilling unit (MODU).

Oil and gas will be transported to existing shelf and onshore interconnections via the Caesar oil and Cleopatra gas pipeline systems, which are part of the Mardi Gras Transportation System, the highest capacity deepwater pipeline system ever built. BP has a 65 percent ownership interest.

Major BP developments in the deepwater Gulf of Mexico include: Marlin, 2000; Horn Mountain, 2002; Na Kika, 2003; Holstein, 2004; Mad Dog, 2005 and Atlantis, 2007. Thunder Horse, with a nameplate capacity of 250,000 barrels of oil and 200 million cubic feet of natural gas per day, will begin production in late 2008.

Since 1995, total daily deepwater Gulf of Mexico oil production has increased from 151,000 barrels of oil per day (about 2.3 per cent of US oil production) to 936,000 barrels per day (about 18 percent of US oil production.)

A photo of the Atlantis production facility is available.

For additional information:


BP, London +44 (0)207 496 4076

BP, Houston

Ronnie Chappell 281 366 5174 or 281 236 3529

Neil Chapman 281 366 7115 or 713 503 4583





                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 18 December 2007                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary